UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34152

Westport Fuel Systems Inc.
(Translation of registrant's name into English)

1691 West 75th Avenue, Vancouver, British Columbia, Canada, V6P 6P2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐     Form 40-F ☒

On March 25, 2024, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1 - Press release dated March 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Westport Fuel Systems Inc.
(Registrant)

Date: March 25, 2024	/s/ William Larkin
William Larkin
Chief Financial Officer